

March 7, 2014

<u>Via E-mail</u>
Mr. Edward Barrios
President
Cataca Resources, Inc.
782 Ayala Avenue
Makati City, Philippines, 2130

> **Re:** **Cataca Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 12, 2014**
> **File No. 333-190255**

Dear Mr. Barrios:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Exchange Rate Information, page 8</u>

1.   We note that you provide exchange rate information as at January 27, 2013. Please provide exchange rate information as of a more recent date.

<u>"Our executive officers have other business interests which may limit …," page 10</u>

2.   We partially reissue comment 8 in our letter dated August 16, 2013. Please revise this risk factor to specify the relationships with other companies that may result in conflicts of interest.

<u>Financial Statements, page F-1</u>

3.   In your next amendment, please revise to include updated financial statements as of and for the year ended December 31, 2013. Please refer to Rule 8-08(b) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

4.   We partially reissue comment 20 in our letter dated August 16, 2013. Please revise this section to add a detailed plan of operations, which describes specific milestones. For example, it is unclear whether the mapping, surveying and sampling must yield certain results in order for the company to proceed with Phase II.

Liquidity and Capital Resources, page 48

5.   The footnote disclosure for the table on page 48 does not appear to relate to the corresponding footnote in the case of footnotes 2, 3 and 4. Please revise to clarify.

6.   We reissue comment 22 in our letter dated August 16, 2013. Please revise this section to further describe the loan facility with Mr. Barrios. Disclose the terms of the facility and how much Mr. Barrios has agreed to provide. Also, while we note that there is no written agreement, please file a written description of the loan facility agreement with Mr. Barrios. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Disclose whether this loan facility is a binding obligation of Mr. Barrios.

Directors and Executive Officers, page 54

7.   We partially reissue comment 28 in our letter dated August 16, 2013. Please disclose the business experience for Mr. Ramos from 2012 to the present.

Transactions with related persons, promoters and certain control persons, page 60

8.   We note your disclosure on page F-19 that on December 1, 2013, the company received a loan from its President and Director in the amount of $8,000. Please reconcile with the disclosure in this section and provide the information required by Item 404(d) of Regulation S-K.

Undertakings, page 66

9.   We reissue comment 30 in our letter dated August 16, 2013. Please revise to include the entirety of the undertaking required by Item 512(a)(5) of Regulation S-K.

Signatures

10.   We reissue comment 31 in our letter dated August 16, 2013. The registration statement must also be signed on behalf of the registrant by the chief executive officer, the principal

financial officer, and the controller or principal accounting officer. Please revise accordingly. Refer to the Instructions to the Signatures on Form S-1.

Exhibits

11.   The first page of Exhibit 3.1 is not legible. Please refile Exhibit 3.1 and ensure that each page is legible.

12.   Please refile Exhibits 3.2 and 99.3 in proper electronic format. While you may file electronic documents as an image as an unofficial copy, you must still file your exhibits in an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Robert Galletti
        Macdonald Tuskey